UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF BOARD OF DIRECTORS
Medellin, Colombia, March 2, 2009
Today, the general shareholders meeting of Bancolombia S.A. (“Bancolombia”) appointed the following individuals to serve as members of the Board of Directors for the April 2009 — March 2011 period:
David Bojanini García
José Alberto Vélez Cadavid
Carlos Enrique Piedrahita Arocha
Gonzalo Alberto Pérez Rojas
Carlos Raúl Yepes Jimenez
Juan Camilo Restrepo Salazar
Alejandro Gaviria Uribe
Ricardo Sierra Moreno
Alfonso Moreno Jaramillo
Mr. Juan Camilo Restrepo Salazar, Mr. Alejandro Gaviria Uribe, Mr. Ricardo Sierra Moreno and Mr. Alfonso Moreno Jaramillo were appointed as independent directors in accordance with applicable law.
Today’s appointment of directors complies with Decree 3923 of 2006.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 02, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance